Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333- ) and related Prospectuses of AGNC Investment Corp. for the registration of common stock, preferred stock, debt securities and depositary shares and to the incorporation by reference therein of our reports dated February 22, 2024, with respect to the consolidated financial statements of AGNC Investment Corp., and the effectiveness of internal control over financial reporting of AGNC Investment Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia
May 9, 2024